Exhibit 28 (n)

GLG INVESTMENT SERIES TRUST

MULTI-CLASS PLAN PURSUANT TO RULE 18f-3

UNDER THE INVESTMENT COMPANY ACT OF 1940

GLG Investment Series Trust (the “Trust”), under its Declaration of Trust (the “Declaration”), is authorized to issue multiple classes of shares of GLG International Small Cap Fund (the “Fund”), currently the only series of the Trust. This plan (the “Plan”), adopted in accordance with the requirements of Rule 18f-3 under the Investment Company Act of 1940, as amended, and approved by the Board of Trustees of the Trust (the “Board”) in the manner specified by such rule, documents certain of the preferences, limitations and relative rights of each class of shares of the Fund as follows.

SECTION 1. CLASS DESIGNATIONS.

(a) Consistent with the Declaration and this Plan, the Fund may issue the following classes of its shares: Class C Shares and Class I Shares.

(b) Class C Shares shall be available to investors that meet such investment eligibility requirements as may be set forth in the prospectus of the Fund (the “Prospectus”) from time to time. Class C Shares shall have no front-end sales load or deferred sales charge and shall have distribution and shareholder servicing fees, which will be paid pursuant to a 12b-1 Plan of Distribution as described in the Prospectus. Such distribution fees may be in amounts up to 0.95% per annum of the average daily net assets attributable to such class.

(c) Class I Shares shall be available only to investors who are able to meet the investment minimums and/or other account maintenance requirements which may include, as applicable, participation in the financial programs provided by investment professionals who have agreements with the Fund’s Distributor or Fund affiliates and such other eligibility requirements as may be set forth in the Prospectus. Class I Shares shall have no sales load or deferred sales charge and may charge an investor and account servicing fee in amounts up to 0.25% per annum of the average daily net assets attributable to such class. As of the date hereof, all outstanding shares of the Fund shall be redesignated as Class I Shares.

SECTION 2. VOTING.

Each class of shares of the Fund shall have the voting rights set out in the Declaration and the Bylaws of the Trust, as they may be amended from time to time.

SECTION 3. OTHER EXPENSES.

The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (i) distribution fees (as described in Section 1(b) above); (ii) transfer agent and other shareholder services attributable to a specific class, including the investor and account servicing fee described in Section 1(c) above; (iii) litigation and other legal expenses relating solely to a specific Class; and (iv) fees and expenses of administration that are identified and approved by the Board as being attributable to a specific Class.

SECTION 4. OTHER ALLOCATIONS AND WAIVERS/REIMBURSEMENTS.

(a) ALLOCATION OF PORTFOLIO EXPENSES. Income, realized and unrealized capital gains and losses, and expenses, other than expenses allocated to a particular class of the Fund, as described in Section 3 above, shall be allocated to each class of shares of the Fund based on the net assets of that class in relation to the net assets of the Fund, or on such other basis as the Board may, in its discretion, consider fair and equitable to each class of shares.

(b) WAIVERS AND REIMBURSEMENTS. Nothing in this Plan shall be construed as limiting the ability of any person to waive any fee paid by the Fund or any class of shares of the Fund to that person or to reimburse any or all expenses of the Fund or any class of shares of the Fund. However, waivers and reimbursements shall not be made in a manner that can be deemed to result in a “preferential dividend” for federal tax purposes.

SECTION 5. EXCHANGES. Class C Shares and Class I Shares may not be exchanged for shares of any other class or series.

Adopted and approved by the Board, Effective May 17, 2011.

/s/ Orly Lax
Orly Lax
Secretary

2